Paul D. Chestovich, Esq.

Paul D. Chestovich, Esq. 1800 Goodrich Avenue Saint Paul, MN 55104 Phone: (651) 235-7536 E-Mail: pdchestovich@gmail.com

October 14, 2019

VIA EDGAR

Mr. Jay Williamson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington DC 20549

RE:	Mill City Ventures III, Ltd. Preliminary Proxy Statement filed on August 31, 2019

Dear Mr. Williamson:

Together with this correspondence, we are filing a revised preliminary proxy statement (the “Revised Proxy”). As you will see from a review of the Revised Proxy and our responses below, we have determined to remove the proposal for the reverse stock split that had been contemplated in the earlier preliminary proxy statement filing and to instead continue pursuit of the disposition of our investment securities so that they comprise fewer than 40% of our total assets and Mill City falls outside the definition of an “investment company.” I am advised by Mill City that they expect to fully meet the “40% test” by December 31, 2019.

Below please find our responses to the comments relayed to us orally, together with your related comments in bold.

1.	We note that you have a $2.3 million receivable previously characterized as a related party transaction. The notes to your financial statements in your 10-Q list a series of related party transactions, including this loan. For each related party transaction listed, briefly explain in correspondence how such transaction was undertaken in compliance with Section 57 of the 1940 Act.

•	Southern Plains Resources, Inc. – These transactions were each approved by a majority of the directors who were not interested persons. The first transaction occurred in connection with the winding down of a private predecessor fund (i.e., the securities of Southern Plains Resources were purchased from the predecessor fund), and the second transaction occurred as part of a private stock offering made by Southern Plains Resources, Inc., in compliance with Section 57. It should be noted that none of the principals, officers or directors of Mill City, and none of their affiliates, had a direct or indirect financial interest in the initial transaction with the private predecessor fund.

Mr. Jay Williamson

U.S. Securities and Exchange Commission

October 14, 2019

•	Creative Realities, Inc. – Mill City’s transactions with Creative Realities, Inc. were approved by a majority of the directors who were not interested persons, in compliance with Section 57. In addition, the board of directors approvals were procured after full disclosure to the board about the fact that Lantern Advisers, LLC had purchased an investment in the same issuer approximately seven months prior. The reason for Lantern Advisers having purchased the initial investment, and not Mill City, is that Mill City’s board had in effect a policy that it would make investments only of a certain size, and that initial investment opportunity was of a size that was below the investment size threshold under the board’s policy.

•	Loan to Shareholder – The shareholder who is the borrower in this transaction is an affiliate of Mill City (because he beneficially owns more than 5% of Mill City’s common stock), but the shareholder does not have “control” of Mill City as defined in Section 2(a)(9) of the 1940 Act. Accordingly, and like the other transactions listed above, this transaction was approved by a majority of the directors who were not interested persons, in compliance with Section 57.

2.	Please explain how the reverse stock split will allow you to qualify for an exemption under the 1940 Act.

As indicated above, we have removed this proposal from the Revised Proxy.

3.	Please revise the proxy statement to explain the material implications to an investor arising from the reverse stock split. In particular, please explain whether or not investors will be compensated for loss of value arising from the reverse stock split. In responding, please note our expectation that the principles and requirements of the 1940 Act, including that all shareholders must be equitably and fairly treated, must be observed in all respects.

As indicated above, we have removed this proposal from the Revised Proxy.

4.	On page 4 of the proxy statement, you state that fractional shares will be paid out in cash as permitted under state law. Please cite to the state law that permits this and disclose the amount of cash needed. Also please confirm that you have, or will have, sufficient funds to make payment upon effectiveness of the reverse stock split.

As indicated above, we have removed this proposal from the Revised Proxy.

5.	On page 4 of the proxy statement, please remove the language “after consultation with the SEC.”

We have removed language in the Revised Proxy that refers to our consultations and discussions with the SEC.

Mr. Jay Williamson

U.S. Securities and Exchange Commission

October 14, 2019

6.	Please supplementally explain why the reverse stock split will allow you to be exempt under Section 3(c)(i) of the 1940 Act.

As indicated above, we have removed this proposal from the Revised Proxy.

7.	On page 11 of the proxy statement, please revise to discuss the effects of the proposal in language that investors are likely to understand. In particular, please disclose that the 1940 Act limits borrowing and that after the withdrawal of the BDC election we will be able to borrow without these limits.

We have revised the disclosure in this area of the Revised Proxy to use language we believe is easier to understand. In addition, we have included emphatic disclosure to the effect that Mill City will be able to borrow without limit once it withdraws the BDC election.

8.	We note that you are planning to implement a reverse stock split with the goal of eliminating a large number of small shareholders. It is presently unclear whether the reverse stock split will result in the company being controlled by one or more large shareholders. If so, please revise to disclose and discuss the risks associated therewith.

As indicated above, we have removed this proposal from the Revised Proxy.

9.	We note the statements in the proxy statement that shareholders will receive payment for fractions based in part on the volume-weighted average price. Please explain (1) why you have chosen this price, (2) how you will ensure no price manipulation occurs, and (3) how this plan is consistent with Section 23(c) of the 1940 Act.

As indicated above, we have removed this proposal from the Revised Proxy.

Thank you in advance for reviewing our Revised Proxy and this response correspondence. Please contact me at (651) 235-7536 or by email if you have further comments to our filing.

Best regards,

Paul D. Chestovich, Esq.